Seabridge Gold Inc.

Report to Shareholders

Quarter Ended June 30, 2017

Recent Highlights

• Seabridge Acquires 100% Interest in Large Nevada Land Package

• Canadian Government Issues Key Authorization for KSM’s Tailings Management Facility

• Drill Program Underway to Expand Iron Cap Deposit and Test for Potential New 5th Deposit at KSM

• 2017 Exploration Program at Iskut Focusing on High Grade Epithermal Potential

• Balance Sheet Significantly Strengthened with Two Equity Financings Totaling $37 Million in Gross Proceeds

Acquisition of Snowstorm Provdes Large Land Package at the Intersection of Three Prolific Nevada Gold Belts

In June, Seabridge completed the acquisition of a 100% interest in the Snowstorm Project from PFR Gold Holdings, LP (“PFR”) (formerly known as Paulson Gold Holdings, LP). The Snowstorm Project consists of 31 square miles of land holdings strategically located at the projected intersection of three of the most important gold trends in Northern Nevada: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone.

The acquisition of Snowstorm was completed by purchasing all of the outstanding shares of the private company that owns a 100% interest in the Snowstorm Project in exchange for issuing PFR 700,000 Seabridge common shares plus 500,000 common share purchase warrants exercisable for four years at $15.65 per share. In addition, Seabridge has agreed to pay PFR (i) a conditional cash payment of US$2.5 million if exploration activities at Snowstorm result in defining a minimum of five million ounces of gold resources compliant with National Instrument 43-101; and (ii) a further cash payment of US$5.0 million on the delineation of an additional five million ounces of gold resources.

The Snowstorm property consists of 700 mining claims plus 5,800 acres of fee lands carefully assembled in a private company over a 15 year period and explored over the past 10 years. Seabridge has staked an additional 260 claims totaling 5,200 acres that are contiguous to the claims purchased from PFR. The Snowstorm acquisition also includes an extensive package of data generated by previous operators. Although potential targets are hidden under Tertiary cover, the existing data supports the project’s outstanding exploration potential. Geological and geochemical evaluations of Snowstorm have documented hydrothermal alteration zones consistent with large Northern Nevada deposit types. Geophysical surveys have confirmed the structural settings which host large Northern Nevada deposit types. Limited drilling has demonstrated that some of the target areas are at a depth amenable to surface exploration and resource delineation.

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada Telephone: (416) 367-9292 Facsimile: (416) 367-2711 www.seabridgegold.net

Snowstorm is contiguous and on strike with several large, successful gold producers including the Getchell/Turquoise Ridge Joint Venture operated by Barrick Gold, Newmont Mining’s Twin Creeks and Klondex Mines’ Midas operations.

Receipt of Schedule 2 Amendment Further De-risks KSM Project

In June, the Government of Canada issued Seabridge a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations (MMER) under the Fisheries Act for KSM. The regulatory amendment, which required a change in Canadian law, approves the construction of KSM’s TMF subject to strict bonding and fishery habit compensation requirements which were identified during the three year amendment review process. In the KSM Project design, the TMF is located in the upper tributaries of Teigen and Treaty Creeks which form part of the Nass River drainage. The TMF will store the Project’s ore-processing by-products in order to minimize environmental impacts downstream.

Receipt of this amendment represents a significant permitting milestone for KSM, equivalent in many ways to Seabridge’s receipt of environmental assessment approvals from the Provincial and Federal Governments in 2014. This approval further validates that KSM’s TMF is well-designed and environmentally responsible.

Seabridge is grateful to the Government of Canada and the Minister of Environment and Climate Change Canada for their ongoing support. Seabridge also acknowledges the Nisga’a and the Tahltan Nations, the Gitanyow First Nation and other government regulators whose thoughtful input further strengthened our TMF design and ultimately contributed to the successful conclusion of this significant amendment review process.

2017 KSM Drill Program Targeting Follow up of IC-16-62’s 555.2 meters of 0.83g/T Gold and 0.24% Copper

In June, two core rigs were mobilized to KSM to begin drilling two highly prospective targets: the down plunge projection of the Lower Iron Cap zone and a new target which could represent a fifth, higher grade deposit at KSM. Both targets were discovered in IC-16-62, the last hole drilled in the 2016 drill program. The 2017 drill plan is to complete approximately 8,750 meters in 10 holes in an area of about 600 meters by 500 meters.

Drill hole IC-16-62 returned an interval of 555.2 meters grading 0.83 g/T gold, 0.24% copper and 4.4 g/T silver beginning at a depth of 353 meters in the Lower Iron Cap zone. Off set drilling of this target will test for continuity of this mineralization down plunge of the existing resource. The hole spacing is designed to have the potential, if successful, of adding several hundred million tonnes of mineralized material with sufficient pierce points to expand resources both to the south of hole IC-16-62 towards the existing resource and also to the north.

The second target follows up on the blind discovery made higher up IC-16-62, consisting of an incomplete interval of more than 60.7 meters of 1.20 g/T gold, 0.95% Cu and 4.1 g/T silver, beginning at a depth of 201 meters. This interval could have been considerably wider but no core was recovered from 150 to 173 meters and from 183.0 to 201.0 meters while the orientation of the drill hole was being modified using down hole navi-drilling tools. It is noteworthy that the interval between 173.0 and 183.0 meters returned 0.53 g/T gold and 0.55% copper. This target is believed to be the higher grade core zone of a porphyry copper-gold system juxtaposed against the Iron Cap deposit on a normal fault, directly below the Sulphurets Thrust Fault where KSM’s other major deposits have been found. The holes targeting the plunge projection of the Lower Iron Cap zone are also expected to cross the blind discovery.

Iskut Exploration Program to Focus on Quartz Rise Target

Seabridge has commenced an 8,500 meter core drilling program at its 100% owned Iskut Project in northwestern British Columbia to evaluate the potential for high-grade gold concentrations. The 2017 program is pursuing a classical model of metal deposition at Iskut. Seabridge’s geologists believe Iskut hosts district-scale porphyry-style mineral systems similar to our nearby KSM project. These systems account for Iskut’s numerous gold and copper mineral occurrences. Our data suggests these systems could be largely intact from top to bottom, unlike KSM. Seabridge is initially concentrating its work on the upper parts of these systems, targeting the high-grade gold potential which historically has been the hallmark of the Iskut district.

The focus of the 2017 program is on the Quartz Rise target which emerged from last year’s exploration activities. Quartz Rise appears to be a lithocap feature which is typically found at the top of porphyry systems where they can encapsulate and obscure precious metal epithermal systems. Over the past several months, considerable historical data has been compiled and integrated into the results obtained from Seabridge’s 2016 program which included 13 new core drill holes, re-logging of historical drill holes, a full tensor magnetotellurics (MT) survey and a hyperspectral survey. Interpretations of this robust data set continue to support the presence of a large, preserved Jurassic calc-alkalic porphyry system at depth, with an overlaying epithermal mineral system obscured by extensive leaching of the Quartz Rise lithocap.

Surface mapping has identified multiple mineralized structures projecting into the Quartz Rise target area. These structures appear to form a graben which constrains the most intense alteration. Further surface hyperspectral data collection has confirmed the chemical expression of higher temperature occurrences associated with this graben feature and co-incident with a promising negative magnetic anomaly. The primary target area hosts a package of clay-and-silica-altered tuffaceous rocks that are intensely leached at surface. Conceptually, the target appears to be a stacked lithocap-hosted precious metals system similar to the El Indio (Chile), Mulatos (Mexico) and Baguio (Philippines) gold deposits.

The Iskut Project was obtained when Seabridge acquired SnipGold Corp. in June, 2016. The property is located in northwestern British Columbia, about 110 km northwest of Stewart, BC and 30 km by air from Seabridge’s KSM Project. The Iskut property consists of a contiguous block of 100 BC Mineral Claims, 2 Mineral Leases and 13 Crown Grants covering 29,436 hectares (294 km2) situated in the Liard Mining Division.

The consolidated land package has undergone intermittent exploration since 1907 with the majority of the work carried out in the late 1980s and early 1990s. More than 30 independent operators have owned and worked claims within the Iskut property and their uncoordinated efforts discovered numerous promising targets. Very few of these discoveries have been systematically explored over the past 20 years. The property includes the former high grade gold Johnny Mountain Mine and the copper-gold Bronson Slope resource.

The Gold Market

In years past, the annual and quarterly reports to shareholders included our views on the gold market. In January 2015 we decided to publish our gold market commentary on a more frequent basis on our website under Gold Market Flash Notes. To see these notes please visit http://seabridgegold.net/case4gold.php.

Financial Results

During the three month period ended June 30, 2017 Seabridge posted a net loss of $1.7 million ($0.03 per share) compared to a loss of $1.9 million ($0.04 per share) for the same period last year. During the 2nd quarter, Seabridge invested $19.8 million in mineral interests, including the fair value attributed to mineral interests in the acquisition of Snowstorm. Project spending alone was $5.9 million in the current quarter compared to $9.5 million during the same period last year. At June 30, 2017, net working capital was $33.5 million compared to $7.3 million at December 31, 2016.

During the 2nd quarter, Seabridge closed two equity financings for total gross proceeds of $37.7 million. The first financing consisted of 1,100,000 common shares issued at a price of $14.30 per share for gross proceeds of $15.7 million. The second financing was a bought deal flow-through financing consisting of 1,100,000 shares at $20.00 per share for gross proceeds of $22 million.

On Behalf of the Board of Directors,

Rudi P. Fronk

Chairman and Chief Executive Officer

Toronto, Canada

August 11, 2017